Exhibit 99.2

If you have any questions with respect to completing this Notice of Withdrawal, please consult with your investment dealer, stockbroker, lawyer or other professional advisor.

NOTICE OF WITHDRAWAL

of Common Shares of

WESTERN WIND ENERGY CORP.

TO: Canadian Stock Transfer Company Inc. (“Depositary”)

By Registered,	By Mail	By Facsimile
by Hand or by Courier	P.O. Box 1036	1-888-249-6189
320 Bay Street, Basement Level (B1)	Adelaide Street Postal Station
Toronto, ON M5H 4A6	Toronto, ON M5C 2K4

The undersigned is withdrawing common shares (the “Shares”) in the capital of Western Wind Energy Corp. (“Western Wind” or the “Company”) previously deposited pursuant to the offer (the “Offer”) dated November 26, 2012 made by WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. to acquire all of the issued and outstanding common shares (the “Shares”) of Western Wind.

Share Certificate Number or Account Number on Ownership Statement	Registration as it appears on the Share Certificate or Ownership Statement	Number of Shares*

*	Unless otherwise stated, the total number of Shares evidenced by the certificates listed above will be deemed to be withdrawn.

If the undersigned’s Shares were tendered pursuant to the procedures for book-entry transfer, the name and number of the account at the CDS Clearing and Depository Services Inc. or the Depository Trust Company, as applicable, to be credited with the withdrawn Shares are ________________________________________.

Note 1: All shareholders must complete Section 1 below. In addition, any shareholder whose signature was guaranteed on the Letter of Transmittal or Notice of Guaranteed Delivery in respect of the Shares listed above must have Section 2 completed by the same Eligible Institution.

Note 2: To be effective, this Notice of Withdrawal must be received by Canadian Stock Transfer Company Inc., at the place of the deposit of the Shares, and within the time limit indicated in Section 7 (pages 28 and 29) of the Offeror’s take-over bid circular dated November 26, 2012.

Section 1	Section 2
Shareholder signature (must be the same person who signed the Letter of Transmittal or Notice of Guaranteed Delivery):	Guarantee by Eligible Institution (only if required on Letter of Transmittal or Notice of Guaranteed Delivery):

Signature of Shareholder or Authorized Representative	Authorized Signature

Name (please print or type)	Name (please print or type)

Telephone number	Title (please print or type)
Additional Signatures for joint shareholders:

Signature of Shareholder or Authorized Representative	Name of firm (please print or type)

Name (please print or type)	Address

Telephone number	Telephone number

Date	Date

For the purposes of this Notice of Withdrawal, an “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.